600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
January 10, 2012
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed November 22, 2011
File No. 333-177264
Toreador Resources Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2011
File No. 1-34216
Dear Mr. Schwall:
     Set forth below are the responses of ZaZa Energy Corporation, a Delaware corporation (“New ZaZa”) and Toreador Resources Corporation, a Delaware corporation (“Toreador,” and together with New ZaZa, “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2011, with respect to New ZaZa’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on November 22, 2011, File No. 333-177264 (the “Registration Statement”) and with respect to Toreador’s Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 22, 2011, File No. 1-34216 (the “Preliminary Proxy Statement”). Each response below has been prepared and is being provided by New ZaZa and Toreador, each of which has authorized Andrews Kurth LLP to respond to the Staff’s comments on their behalf. On behalf of New ZaZa, we hereby submit to the Commission Amendment No. 2 to the above mentioned Registration Statement (“Amendment No. 2”).
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement or the Preliminary Proxy Statement, unless indicated otherwise.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

H. Roger Schwall
January 10, 2012

ZaZa Energy Corporation
Form S-4
Background of the Transaction, page 54
1. We note your revisions to the May 31, 2011 meeting response to prior comment 17. You indicate that Mr. McKenzie discussed the execution risk associated with each option, including whether stockholder approval would be necessary, whether regulatory agencies in the U.S. and/or France would need to approve a transaction and whether intermediate funding or accessing the capital markets was necessary to complete the transaction. If material to the Board’s determination to pursue the transaction with ZaZa, expand the discussion to describe the execution risk for each option. We note that this is also discussed at the July 7 and 8 meetings.
     Response:
     We acknowledge the Staff’s comment. We previously responded to the Staff’s comment in a letter to the Staff filed with the Commission on December 21, 2011. We have revised the disclosure in Amendment No. 2 on pages 59 and 61 to expand the execution risks for each option that Mr. McKenzie discussed with the Board that, in the Board’s determination, were material to the Board’s decision to pursue the transaction with ZaZa.
Material U.S. Federal Tax Consequences, page 82
2. We note your response to comment 29 from our letter to you dated November 10, 2011. Please further revise this section to clarify which portions of the disclosure which follows the first paragraph under “U.S. Federal Income Tax Consequences of the Merger” also constitute the opinion of named counsel.
Also revise the discussion under “Tax Opinion or Ruling” to state explicitly that you will recirculate and resolicit the vote in the circumstances described. See Staff Legal Bulletin No. 19 at Sections III.D.2 and D.3 (October 14, 2011).
     Response:
     We acknowledge the Staff’s comment. We previously responded to the Staff’s comment in a letter to the Staff filed with the Commission on December 21, 2011. On November 30, 2011, the Company received a private letter ruling from the Internal Revenue Service regarding the material U.S. federal income tax consequences of the merger to holders of Toreador common stock. We have revised the disclosure on page 8 of Amendment No. 2 and under the heading “U.S. Federal Income Tax Consequences of the Merger” beginning on page 83 of Amendment No. 2 to (i) reflect the receipt of such private letter ruling and (ii) note the portions of the disclosure that are enumerated in the private letter ruling. In addition, we deleted the disclosure

H. Roger Schwall
January 10, 2012

under the sub-heading of “Tax Opinion or Ruling” because the condition described in that paragraph (i.e., receipt of a private letter ruling or opinion) was satisfied on November 30, 2011 as a result of the receipt of the private letter ruling. We have filed the private letter ruling as Exhibit 8.1 to Amendment No. 2.
Compensation of ZaZa Managing Partners, page 152
3. It is not to clear to the staff whether the disclosure in this section includes the compensation which may be awarded pursuant to Section 8 of Exhibit 10.21. Please advise or revise.
     Response:
     We acknowledge the Staff’s comment. We previously responded to the Staff’s comment in a letter to the Staff filed with the Commission on December 21, 2011. We have added language to Amendment No. 2 on page 154 to clarify that the compensation awarded to ZaZa managing partners is paid through the Management Agreement, but is not subject to reimbursement by Hess.
Financial Statements of ZaZa Energy, LLC, page F-1
Note 1: Organization and Description of Business Activities, page F-7
Exploration and Development Agreement, page F-7
4. We have read your response to prior comment 37, regarding your classification of cash advances received from Hess Corporation. We understand these amounts represent funding for the joint venture between you and Hess Corporation; amounts which if not representing proceeds for oil and gas property conveyances, would ordinarily be considered financing activities under FASB ASC 230-10-20. Therefore, considering your status as both operator and partner in the joint venture, we do not see adequate rationale for your re-characterization of these funds as operating cash flows. Further, the guidance in FASB ASC 230-10-20 clarifies that operating cash flows are generally “the cash effects of transactions and other events that enter into the determination of net income.” We understand that your financial presentation does not conform with these requirements. Please submit any details which you believe would support an alternative view. Also explain how the acquisitions and conveyances are structured, and the extent to which these are reflected in your financial statements; include details sufficient to understand the method of attributing value to any interests retained under the agreement.
     Response:
     We acknowledge the Staff’s comment. We have previously responded to the Staff’s comments in a letter to the Staff filed with the Commission on December 22, 2011 and a

H. Roger Schwall
January 10, 2012

subsequent letter filed with the Commission on January 6, 2012. In addition, and as described in our prior letters, we have revised the disclosure on page F-7 and page F-19 of Amendment No. 2 relating to the treatment of the Hess Exploration and Development Agreement in our cash flow statement.
5. Submit the disclosure revisions necessary to clarify how the $9.8 million in bonus income you have recognized during 2010 reconciles with the $260 million in leases that were acquired during the year ended December 31, 2011, according to your disclosure. It should be clear why the bonus income does not approximate 10% of the acquired leases, as the terms of your arrangement would suggest. Tell us the extent to which proportionate consolidation of the joint venture has impacted each line item in your financial statements for 2010 and the subsequent interim period.
     Response:
     We acknowledge the Staff’s comment. We have previously responded to the Staff’s comments in a letter to the Staff filed with the Commission on December 22, 2011 and a subsequent letter filed with the Commission on January 6, 2012. In addition, we have included the language on page F-7 of Amendment No. 2 about the timing issues relating to the bonus income.
6. Please explain why you believe that cash received from Hess Corporation which is designated for use in the joint venture activities or in acquiring the related property interests does not need to be reported as restricted on your balance sheet to comply with Rule 5-02.1 of Regulation S-X.
     Response:
     We acknowledge the Staff’s comment. We have previously responded to the Staff’s comments in a letter to the Staff filed with the Commission on December 22, 2011.
New ZaZa acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve New ZaZa from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	New ZaZa may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
January 10, 2012

If you have any questions with respect to the foregoing, please do not hesitate to call me at (713) 220-4323 or Phil Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763.

Very truly yours,

/s/ William Mark Young

William Mark Young

cc:	Kevin Dougherty [SEC]
Todd Brooks [ZaZa Energy]
Jim Thornton [Toreador]
Phil Richter [Fried Frank]

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